EXHIBIT 99.7
JAMES D. DONDERO
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
December 8, 2005
Via Certified Mail
The Audit Committee of the Board of Directors
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, Illinois 60069
Ladies and Gentlemen:
Weeks have passed and the mismanagement at Motient Corporation (“Motient” or the “Company”) persists. In spite of my attempts to elicit explanations regarding actions taken by our Company and its past dealings, inquiries that I believe to be in all stockholders’ interests, a mountain of information continues to be withheld from me as a Director as well as the stockholders and the public. When will my questions be answered? When will the requested information be provided? The Singers and others involved in management have apparently concluded that the best strategy is to keep their lips sealed until forced to do otherwise. Based on its inaction to date, it appears that our Audit Committee has decided to follow suit.
I believe that it is the duty of the Audit Committee to investigate fully and diligently the questions that I have raised with Motient’s Board of Directors in our past discussions and in my past letters to the Board. In your November 21 letter to me and in other correspondence, the Audit Committee summarily dismisses my allegations as being “completely baseless.” I find it interesting that the Audit Committee is willing to make this conclusory statement publicly although, to date, the committee has not informed me of any of the findings or bases for its conclusions, nor produced any final report of its investigation-only a press release. A committee charged with conducting an internal investigation should use its best efforts to investigate and uncover all pertinent information, to run down all leads and to interview all interested persons. In this case, to do anything less simply promotes the continuation of what I believe is a long-standing pattern of self-dealing.
I also continue to question the independence of the Audit Committee’s counsel throughout this process. The Audit Committee retained the firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP as its “independent counsel” to assist it in its review of the concerns that I raised this past summer. At that time, we noted that Barack Ferrazzano’s past representation of Motient (in six separate matters) tainted its independence. However, we recently were amazed to learn that Heather Macklin, apparently the wife of

The Audit Committee of the Board of Directors
December 8, 2005

Motient’s general counsel Rob Macklin, practices law at Barack Ferrazzano and has done so for several years. What a coincidence! Did the Audit Committee knowingly hire the general counsel’s wife’s law firm to conduct an independent investigation? Was this conflict orchestrated by management and/or the Audit Committee in order to control or influence the investigation relating to my allegations concerning the Company’s past actions and the other Board members? Who should be held accountable for what appears to be a blatant misrepresentation that is contrary to the stockholders’ interests? The apparent disregard of the need for independent advice suggests that either management should be restructured or the Audit Committee should be reconstituted. In light of the prior legal work by Barack Ferrazano for Motient, and the apparent personal relationship between one of its lawyers and Motient’s general counsel, how can the Audit Committee continue to maintain that it retained “independent counsel”? The investigation appears to be tainted and should be reinstituted immediately.
Your November 21 letter to me also notes that “Motient has had an ongoing relationship with Deutschebank since January 2005” and that “Deutschebank is currently working with Motient on various matters, including its acquisition of the remaining outstanding interests of Mobile Satellite Ventures (MSV) and Terrestar.” I am interested to learn more about the role of “Deutschebank” in these matters and, in particular, whether Motient intends to retain Deutschebank to render an “independent” opinion as to the fairness of the proposed MSV/Terrestar transaction from a financial point of view. If so, please disclose to me and to the public (i) what fees have been paid, directly or indirectly, by Motient to Deutschebank since January 2005, and (ii) what services have been performed by Deutschebank to date in consideration of these fees. For example, I understand that Deutschebank received a substantial placement fee in connection with its services relating to Motient’s April 2005 private placement of preferred shares. It is noteworthy, however, that Deutschebank had a very minor role in that private placement, as most shares were placed to existing stockholders. Given this history, it would seem that Deutschebank may have received some unexplained windfalls from the Company in the past and may have issues of its own concerning its independence in these matters.
Finally, I note that Christopher Downie, Motient’s Executive Vice President and Chief Operating Officer, was apparently granted 125,000 shares of the Company’s Common Stock, par value $0.01 per share, on November 21. Mr. Downie filed a Form 4 with the Securities and Exchange Commission stating that the acquisition of shares was “subject to vesting upon the consummation of certain strategic events.” Since I have been excluded from most of the Board discussions, I do not know the circumstances surrounding this issuance. What are the “strategic events” that will result in the vesting of this large block of shares? Was this arrangement approved by the Company’s Compensation Committee? Is this compensation arrangement consistent with past disclosures by the Company?
As a director, I have a right to know the answers to these questions. I look forward to your response.
Sincerely,
/s/ James D. Dondero
James D. Dondero